

April 30, 2013

Via Facsimile
Mr. Karl Pichler
Chief Financial Officer and Treasurer
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, TX 78218

> **Re:** **Rackspace Hosting, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-34143**

Dear Mr. Pichler:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Free Cash Flow, page 51

1. We note your disclosure that Adjusted Free Cash Flow is an important metric for "evaluating how a company is currently using cash generated and may indicate its ability to generate cash that can potentially be used by the business." We further note that this measure is reconciled to Adjusted EBITDA and that Adjusted EBITDA is reconciled to net income. We note similar disclosure in your Form 8-K filed on February 12, 2013. Please tell us whether this measure was intended to convey information regarding your

liquidity and your consideration for reconciling this measure to an element of your cash flow statement.

Item 8. Financial Statements and Supplementary Data

Note 11 – Commitments and Contingencies

Legal Proceedings, page 76

2.   We note the disclosure regarding your specific legal proceedings as well as the disclosure regarding your contingent liabilities. However, it is not clear from your disclosure whether there is a reasonable possibility that a loss will be incurred. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Note 14 – Taxes

Deferred Taxes, page 84

3.   Your response dated May 1, 2012 to our prior comment 9 indicated that you would include disclosure in future filings stating that the determination of the amount of unrecognized deferred tax liability related to undistributed earnings is not practicable. However, this disclosure does not appear to be included in this Form 10-K. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief